Writer’s Direct Dial: 414.277.5409
E-Mail: cwiener@quarles.com

September 2, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

RE:	Amazon Goldsands Ltd.
Form 10-KSB for the Year Ended December 31, 2006
Filed April 17, 2007
Form 10-KSB for the Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 14, 2008
Response Letter Dated May 15, 2008
Response Letter Dated June 12, 2008
Response Letter Dated August 20, 2008
File No. 000-51203

We write on behalf of Amazon Goldsands Ltd., formerly known as Finmetal Mining Ltd., (the "Company") in response to the comments received from the Commission in a letter dated August  28, 2008 regarding the Company's Form 10-Q for the quarterly period ended June 30, 2008.  On behalf of the Company, we are providing the Commission this response letter and have filed with the Commission via the EDGAR system, the an Amended Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2008 (the “Amended 10-Q").

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

September 2, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Changes in Internal Control Over Financial Reporting, page 33

1.
Please modify your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes that have material affected, or are reasonably likely to material affect, your internal controls and procedures over financial reporting.  See item 308(c) of Regulation S-K.

In response to this comment, the Company discloses on a supplemental basis that there were no changes in its internal controls over financial reporting during the quarter ended June 30, 2008 that have materially affected or are reasonably likely to materially affect such controls.  For this reason, the Company deleted the word “significant.”

Exhibit 31.1

2.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please amend your filing to modify these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In response to this comment, the Company filed the Amended 10-Q with modifications to the certifications under Item 601(b)(31) of Regulation S-K to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

If you have any questions regarding this comment letter, please feel free to contact me at 414-277-5409.  Thank you.

Sincerely,

QUARLES & BRADY LLP

Chad J. Wiener
Chad J. Wiener